INDOSAT SIGNS AGREEMENT WITH TOWER BERSAMA

FOR THE SALE OF 2,500 TOWERS

Jakarta, 8 February, 2012, PT Indosat Tbk (“Indosat” or the “Company”) today announces that it has signed the transaction documents with PT Tower Bersama Infrastructure Tbk. and its subsidiary PT Solusi Menara Indonesia (“Tower Bersama”) for the sale and leaseback of 2,500 towers, approximately 25% of the Company’s existing tower assets, for a total potential consideration of USD 519 million, comprising of an upfront consideration of USD 406 million and a maximum potential deferred payment of USD 113 million. The upfront consideration will comprise cash as well as newly issued TBIG shares. The share consideration will be based on trailing market prices over a period prior to closing, and is expected to represent approximately 5% of TBIG’s enlarged share capital.

Under the terms of the transaction, Indosat will lease the towers sold for a minimum period of 10 years at rates in line with market rates.  By transferring ownership of the towers, Indosat will enjoy significant ongoing maintenance capital expenditure and operational expenditure savings. In addition, Indosat has concluded preferential terms with Tower Bersama in line with its anchor tenant position, that imply meaningful additional value to Indosat from the transaction, as measured by realized savings over the term of the lease.

The transaction forms part of Indosat’s strategy to monetise or increase productivity of non-core assets. Given the competitive landscape in the tower sharing business and convergent industry growth dynamics, Indosat believes that independent tower companies can achieve better returns on tower assets than telecom operators, given their complete focus on the tower business and ability to add collocations. This transaction is expected to enable Indosat to increase its focus on its core wireless services whilst optimising its operations and costs.

Cash proceeds from the transaction will be applied towards repayment of outstanding debt, on-going capital investment and general corporate purposes.

Commenting on the transaction, Harry Sasongko, President Director and CEO of Indosat said: “We are delighted to have signed this agreement which enables us to monetise a   portion of our non-core assets at an attractive valuation, in line with our strategy. The sale allows us to demonstrate tangible return on investment while unlocking the value of a portion of our tower business and freeing capital for reinvestment in the core business. Tower Bersama has a longstanding commitment to both the tower industry and Indonesia and we look forward to working with them over the long term.”

Completion of the transaction is subject to various approvals including those of certain of Indosat's bondholders and lenders and Tower Bersama’s shareholders.

The Company will invite analysts to a conference call with management to discuss the strategic rationale for the transaction in the next few days.

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About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. The Company’s shares are listed on the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-30442615

Fax:  62-21-30003757

Corporate Secretary

Tel:   62-21-30442614

Fax:  62-21-30003754

Email:

   investor@indosat.com

Website:   www.indosat.com

Cautionary Note:

This press release contains forward-looking statements within the meaning of federal securities laws. All statements other than statements of historical fact are considered forward-looking statements including, without limitation, statements regarding: the potential transaction between the parties. These forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could affect future results and cause actual results and events to differ materially from historical and expected results and those expressed or implied in the forward-looking statements, including, but not limited to, the following: various conditions to closing including approvals and third party consent, and whether the additional value implied by realized savings over the term of the lease will in fact eventuate. Indosat undertakes no obligation to review or update any forward-looking statements to reflect events or circumstances occurring after the date of this press release.